
November 7, 2014

Via E-mail
Mr. Scott Hean
Chief Financial Officer
Quaterra Resources Inc.
1100-1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5

     Re: Quaterra Resources Inc.
             Form 20-F for the Fiscal Year Ended December 31, 2013
             Filed March 31, 2014
             File No. 001-33965

Dear Mr. Hean:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013.

D. Property, Plants and Equipment page 15

1.   We note that the results of your preliminary economic assessments include inferred resources. Our understanding of National Instrument 43-101 is that the results of a preliminary economic assessment that includes inferred resources should include language stating that the assessment is preliminary in nature, includes inferred resources that are considered too speculative geologically to have economic considerations applied to them, and that there is no certainty that the assessment will be realized. Please advise.

2.   We note your disclosure on page 26 regarding 124 million tons of mineralized material. Please tell us if this estimate is considered a historical estimate. If so, our understanding

of National Instrument 43-101 is that historical estimates should include the language listed under section 2.4 of National Instrument 43-101. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at(202)551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director